EXHIBIT 23.2




            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Eltek Ltd.

We consent to the use of our report dated June 14, 2004, with respect to the consolidated and company balance sheets of Eltek Ltd., as of December 31, 2003 and 2002, and the related consolidated and company statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference. Our audit report dated June 14, 2004 contains an explanatory paragraph that states that the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.





/s/Somekh Chaikin
-----------------
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 24, 2005